NEWS RELEASE
--------------------------------------------------------------------------------


INVESTOR CONTACTS:
Larry James                                  Suresh Kumar
(1) 408.941.1110                             (65) 360.4060
jamesl@charteredsemi.com                     sureshk@charteredsemi.com
MEDIA CONTACTS:
Chartered Singapore:                         For Chartered:
--------------------                         --------------
Maggie Tan                                   Laurie Stanley, Wired Island, Ltd.
(65) 360.4705                                (1) 510.656.0999
tanmaggie@charteredsemi.com                  laurie@wiredisland.tc

ALL CURRENCY FIGURES STATED IN THIS REPORT ARE IN US DOLLARS
THE FINANCIAL STATEMENTS IN THIS REPORT ARE IN CONFORMITY WITH US GAAP

                CHARTERED REPORTS RESULTS FOR THIRD QUARTER 2001

             Severe Industry Downturn Impacts Company's Performance

-        REVENUES OF $79.2 MILLION, DOWN 21% SEQUENTIALLY

-        LOSS PER ADS OF $0.86, COMPARED TO GUIDANCE OF $0.94 TO $0.96

-        LOSS PER ORDINARY SHARE OF $0.09

SINGAPORE - OCTOBER 23, 2001 - Chartered Semiconductor Manufacturing (Nasdaq:
CHRT and SGX-ST: CHARTERED), one of the world's top three silicon foundries, today announced revenues and net loss for its third quarter 2001 which reflected the depth and severity of decline in the end markets served by its customers, protracted correction of abnormally high inventories and a global economic scenario that continued to weaken.

"As the semiconductor industry continued to work its way through the sharpest contraction on record, Chartered net revenues declined on a sequential basis in the third quarter, albeit at a considerably more modest pace than earlier in the year. The extended process of bringing inventories into balance throughout the supply chain, coupled with dampened consumer sentiment resulting from a further weakening global economy, caused many customers to once again reduce their order rates. Declines were most pronounced in the communications segment, reflecting ongoing inventory reductions, while the computer segment was essentially flat," said Barry Waite, president & CEO of Chartered.

SUMMARY OF THIRD QUARTER 2001 PERFORMANCE

- Net revenues were $79.2 million in third quarter 2001, down 74.1% compared to $305.6 million in third quarter 2000. On a dollar basis, more than half of the decline was in the communications segment; the computer and consumer segments declined to a lesser extent. Compared to second quarter 2001, Chartered net revenues were down 21.3%. The decline, on a dollar basis, was primarily due to the communications segment and, to a lesser extent, the memory segment. Including Chartered's share of its minority-owned joint-venture company, Silicon Manufacturing Partners (SMP or Fab 5), net revenues were $84.7 million, down 74.2% from $328.8 million in the same quarter a year ago, and down 17.3% sequentially.

- Gross profit was negative $74.9 million, or negative 94.6% of net revenues, down from $103.6 million, or 33.9% of net revenues, in the same quarter a year ago, primarily due to lower revenues and higher depreciation.

- Research and development (R&D) expenses increased by $1.2 million from the year-ago quarter as the Company stepped up investments in next-generation technologies and modules, in support of its strategy to provide a full suite of processes necessary for enabling system-level integration.

- General and administrative (G&A) expenses were $10.1 million, down 56.1% compared to $22.9 million in third quarter 2000, primarily due to reductions in payroll and related expenses. Sales and marketing expenses decreased by $1.3 million, also primarily due to reductions in payroll and related activities.

- Pre-production fab start-up costs, all related to Fab 7, were $1.9 million in third quarter 2001, compared to $1.6 million in the same quarter a year ago.

- Equity in income of our minority-owned joint-venture fab, SMP (Fab 5), was a loss of $21.0 million compared to a profit of $5.0 million in the year-ago quarter, primarily due to a significant drop in the utilization rate caused by reduced demand. Without the favorable impact of a $4.8 million reduction in the return provision, the SMP loss would have been $25.8 million.

- Minority interest in loss of our joint-venture fab, CSP (Fab 6), was $17.5 million compared to $10.8 million in the year-ago quarter, primarily due to higher depreciation and lower utilization.

- Net interest expense was $0.5 million compared to an income of $12.0 million in the year-ago quarter, due to higher interest expense associated with the convertible bond offering completed in early April and lower interest income.

- Net loss of $118.3 million, or negative 149.4% of net revenues, reflected a decline of $190.0 million from a net income of $71.6 million, or 23.4% of net revenues, in the same quarter a year ago.

- Loss per American Depositary Share (ADS) and loss per share (EPS) in third quarter 2001 were $0.86 and $0.09 respectively on a diluted basis, compared with a profit per ADS and profit per share of $0.51 and $0.05 respectively in third quarter 2000. Average diluted ADS count and ordinary share count decreased by 1.4 million and 14.4 million respectively, primarily due to exclusion of share options from such calculation, as a result of the Company's loss position during third quarter 2001.

WAFER SHIPMENTS AND AVERAGE SELLING PRICES

- Shipments in third quarter 2001 were 64.4 thousand wafers (eight-inch equivalent), a decrease of 73.8% compared to 246.0 thousand wafers (eight-inch equivalent) in third quarter 2000 and a decrease of 26.6% compared to 87.8 thousand wafers (eight-inch equivalent) shipped in second quarter 2001, due to lower demand.

- ASP decreased by 0.9% to $1,231 per wafer in third quarter 2001 compared to $1,242 per wafer in third quarter 2000. Compared to the adjusted ASP of $1,192 in second quarter 2001, which excluded the impact of a $3.9 million adjustment relating to prior period activity with a specific customer, ASP increased 3.3%, due primarily to an improved product mix. Compared to the un-adjusted second quarter 2001 ASP of $1,147 per wafer, ASP increased 7.3%.

- Capacity utilization declined to 22% in third quarter 2001 from 103% during the year-ago quarter and 31% in second quarter 2001. The decline was primarily due to lower demand; however, a higher capacity level also affected the utilization rate in the third quarter. Capacity increased approximately 13% from third quarter 2000 to third quarter 2001, and was essentially unchanged in third quarter 2001 compared to second quarter 2001.

MARKET DYNAMICS

For the twelve months ending September 30, 2001, the communications segment continued to be the largest contributor to revenues.

REVENUE BREAKDOWN BY MARKET SEGMENT*

                                                    Twelve months ending
                                            Jun 30, 2001             Sep 30, 2001
-----------------------------------------------------------------------------------------
Market Segment                             % of Revenues             % of Revenues
-----------------------------------------------------------------------------------------
   Communications                                45                        41
-----------------------------------------------------------------------------------------
   Computer                                      32                        35
-----------------------------------------------------------------------------------------
   Consumer                                      12                        12
-----------------------------------------------------------------------------------------
   Memory                                        10                        11
-----------------------------------------------------------------------------------------
   Other                                          1                         1
-----------------------------------------------------------------------------------------

*Including Chartered's share of its minority-owned joint-venture company, SMP (Fab 5)

By region, the US continued to be the Company's largest market.

REVENUE BREAKDOWN BY REGION*

                                                      Twelve months ending
                                             Jun 30, 2001                Sep 30, 2001
-----------------------------------------------------------------------------------------
Region                                     % of Revenues             % of Revenues
-----------------------------------------------------------------------------------------
   America                                       61                        62
-----------------------------------------------------------------------------------------
   Europe                                        19                        16
-----------------------------------------------------------------------------------------
   Asia-Pacific                                  16                        17
-----------------------------------------------------------------------------------------
   Japan                                          4                         5
-----------------------------------------------------------------------------------------

*Including Chartered's share of its minority-owned joint-venture company, SMP (Fab 5)

The Company continued to make progress in enriching its technology mix, with 30% of revenue in third quarter 2001 attributable to technologies at or below the 0.25-micron node. This denotes a significant increase from third quarter 2000 when only 8% of revenues were attributable to this category.

REVENUE BREAKDOWN BY TECHNOLOGY*

                                                       Percentage of Revenues (%)
----------------------------------------------------------------------------------------------------------
Technology Node (Micron)              3Q 2000        4Q 2000       1Q 2001       2Q 2001       3Q 2001
-----------------------------------------------------------------------------------------------------------
0.18 and below                            0              2             1             2             4
----------------------------------------------------------------------------------------------------------
Up to 0.25                                8             18            17            20            26
----------------------------------------------------------------------------------------------------------
Up to 0.35                               53             43            42            48            34
----------------------------------------------------------------------------------------------------------
Above 0.35                               39             37            40            30            36
----------------------------------------------------------------------------------------------------------

*Including Chartered's share of its minority-owned joint-venture company, SMP (Fab 5)

RECENT HIGHLIGHTS AND ACHIEVEMENTS

- In September, Chartered and AMIC Technology, Inc. (AMIC), a Taiwan-based provider of memory components and application-specific memory design solutions, announced first silicon for a 2.4

     GHz RF transceiver manufactured with Chartered's 0.25-micron RF CMOS process. The high-performance capabilities of Chartered's RF CMOS offerings are targeted by AMIC for advanced communications applications such as wireless local area networks. Chartered's RF CMOS offerings are based on a development strategy that optimizes silicon manufacturing for a broad range of products driven by the convergence of communications, computing and consumer electronics.

- Earlier this month, Chartered announced the delivery milestones for its 0.10-micron semiconductor manufacturing process, which includes an all-copper, low-k dielectric solution with the baseline logic offering and an accelerated development schedule for the advanced mixed-signal module. A rigorous qualification process and pilot projects with partners are designed to yield a robust product suite, earlier silicon validation, and low-risk production. Chartered's 0.10-micron roadmap targets the broad range of convergence applications that require advanced logic processes as well as specialized expertise in analog and mixed-signal technologies. Chartered is deploying a development strategy that starts with early adopter access to the complete 0.10-micron baseline product, including both digital and mixed-signal technologies, and it features the 0.10-micron product design kit, silicon-proven libraries and EDA tool flows, and support for multiple IP platforms. In addition to mixed signal, Chartered's plug-in modules for embedded memory and RF CMOS applications are also standard offerings with the 0.10-micron product platform. Chartered's development team is collaborating with Agere Systems on the advanced modules for 0.10 micron as part of the joint development agreement between the two companies.

MODIFICATION IN OWNERSHIP STRUCTURE OF CSP (FAB 6)

As a result of the prolonged industry contraction, Agilent Technologies (Agilent) has requested, and Chartered, EDB Investments Pte Ltd. (EDBI), and Singapex Investments Pte Ltd. (Singapex), a wholly owned subsidiary of Singapore Technologies, have agreed to a modification of the ownership structure of CSP (Fab 6). Under the agreement, which was signed on October 22, 2001, Agilent has agreed to sell one-half of its 30% share in CSP to Singapex and EDBI, in equal proportion, for an undisclosed amount. After the sale, Chartered, EDBI, Agilent and Singapex own 51%, 26.5%, 15% and 7.5%, respectively.

The reduction in ownership automatically results in a pro rata reduction in Agilent's maximum capacity entitlement and in the financial obligation associated with its minimum wafer purchase requirement. However, under the agreement, Agilent has secured an option to reacquire the ownership interest which is being sold, and the related capacity entitlement and purchase requirement, during a two-year period beginning October 23, 2002.

Commenting on the modification, Bill Sullivan, senior vice president and general manager for Agilent's Semiconductor Products Group, said "The Agilent-Chartered relationship remains extremely strong and we expect to continue working with Chartered as our primary foundry partner. CSP, which Agilent had already chosen as a supplier of 0.18-micron product, has also now been designated as a 0.13-micron product supplier for anticipated production in 2003. Agilent continues to transfer a variety of new products to Chartered. We are pleased that the CSP ownership agreement could be modified in a manner that better meets our near-term business needs and we look forward to continuing to partner with Chartered on multiple levels."

REVIEW AND OUTLOOK

While there appear to be early signs that the semiconductor industry is approaching a cyclical bottom, the tragic events of September 11 have added a layer of uncertainty. With almost $1.2 billion in cash and credit facilities of $0.9 billion, Chartered believes that it continues to be in a strong liquidity position. However, until the near-term economic outlook becomes clearer, Chartered will proceed cautiously with major cash outlays. Therefore, the Company expects to reduce 2001 capital expenditures for 200mm equipment by $150 million, bringing our full-year total capital expenditure plan to $550 million. The Company continues to work closely with equipment vendors and remains fully committed to 300mm process development.

The outlook for the fourth quarter is as follows:

-    Revenues flat to down 5%, compared to the third quarter

-    Average selling price down 5%, compared to the third-quarter ASP

-    Utilization in the low to mid-20s

-    Gross profit margin a loss of approximately $79 million to $81 million

-    Loss per ADS approximately 95 to 97 cents

"Despite the new uncertainties in the world today, we remain confident that the drivers of long-term semiconductor and foundry market growth remain intact. When industry growth does resume, we at Chartered expect to be better positioned than ever before in our history, with the leading-edge technology, the capacity and the service infrastructure necessary to win in a rapidly growing market," said Waite.

WEBCAST CONFERENCE CALL TODAY

Chartered will be discussing its third-quarter results and fourth-quarter outlook on a conference call today, October 23, 2001, at 8:30 a.m. Singapore time (US time 5:30 p.m. PT/8:30 p.m. ET, October 22, 2001). A webcast of the conference call will be available to all interested parties on Chartered's Web site at www.charteredsemi.com, under Investor Information, Releases & Confcalls, or at www.charteredsemi.com/investor/index_financial.htm.

MID-QUARTER GUIDANCE

The Company provides a guidance update midway through each quarter. For the fourth quarter, the Company anticipates issuing its mid-quarter guidance update, via news release, on Wednesday, December 12, Singapore time.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
          (In thousands of US Dollars, except share and per share data)

                                                                              US GAAP

                                                         Three Months Ended           Nine Months Ended
                                                            September 30,               September 30,
                                                        2000           2001           2000           2001
                                                     ----------     ----------     ----------     ----------
Net revenue .....................................    $  305,630     $   79,229     $  815,421     $  386,590
Cost of revenue .................................       202,048        154,161        532,974        514,646
                                                     ----------     ----------     ----------     ----------
Gross profit (loss) .............................       103,582        (74,932)       282,447       (128,056)
                                                     ----------     ----------     ----------     ----------

Operating expenses:
   Research and development .....................        17,388         18,553         52,502         60,408
   Fab start-up costs ...........................         1,590          1,881         18,832         10,999
   Sales and marketing ..........................         9,182          7,928         26,177         25,415
   General and administrative ...................        22,946         10,068         63,223         33,528
   Other operating expenses .....................        11,570             --         11,570             --
                                                     ----------     ----------     ----------     ----------
           Total operating expenses .............        62,676         38,430        172,304        130,350
                                                     ----------     ----------     ----------     ----------

Operating income (loss) .........................        40,906       (113,362)       110,143       (258,406)
Equity in income (loss) of SMP ..................         4,960        (20,962)         2,932        (64,814)
Other income ....................................         4,778          4,904          7,421         17,952
Interest income .................................        17,101         11,617         37,945         39,418
Interest expense ................................        (5,081)       (12,067)       (12,868)       (27,075)
Exchange gain (loss) ............................         2,917         (1,724)         7,042           (168)
                                                     ----------     ----------     ----------     ----------
Income (loss) before income taxes ...............        65,581       (131,594)       152,615       (293,093)
Income taxes ....................................        (4,721)        (4,217)       (12,733)       (17,473)
                                                     ----------     ----------     ----------     ----------
Income (loss) before minority interest ..........        60,860       (135,811)       139,882       (310,566)
Minority interest in loss of CSP ................        10,776         17,476         27,532         53,766
                                                     ----------     ----------     ----------     ----------
Net income (loss) ...............................    $   71,636     $ (118,335)    $  167,414     $ (256,800)
                                                     ==========     ==========     ==========     ==========

Net income (loss) per share and ADS

Basic net income (loss) per share ...............    $     0.05     $    (0.09)    $     0.13     $    (0.19)
Diluted net income (loss) per share .............          0.05          (0.09)          0.12          (0.19)

Basic net income (loss) per ADS .................    $     0.52     $    (0.86)    $     1.26     $    (1.86)
Diluted net income (loss) per ADS ...............          0.51          (0.86)          1.24          (1.86)

Number of shares (in millions) used in computing:
- basic net income (loss) per share .............       1,376.8        1,382.5        1,330.4        1,381.3
- effect of dilutive options ....................          20.1             --           24.2             --
                                                     ----------     ----------     ----------     ----------
- diluted net income (loss) per share ...........       1,396.9        1,382.5        1,354.6        1,381.3
                                                     ----------     ----------     ----------     ----------

Number of ADS (in millions) used in computing:
- basic net income (loss) per ADS ...............         137.7          138.3          133.0          138.1
- effect of dilutive options ....................           2.0             --            2.4             --
                                                     ----------     ----------     ----------     ----------
- diluted net income (loss) per ADS .............         139.7          138.3          135.4          138.1
                                                     ----------     ----------     ----------     ----------

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
                 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
                          (In thousands of US Dollars)


                                                                                   US GAAP

                                                                                     As of
                                                                        ------------------------------
                                                                        December 31,       September 30,
                                                                           2000                2001
                                                                        -----------        -----------
ASSETS
        Cash and cash equivalents ..............................        $   924,116        $ 1,178,778
        Accounts receivable ....................................            185,042             96,020
        Inventories ............................................             34,003              9,908
        Other current assets ...................................             21,388             14,375
                                                                        -----------        -----------
                  Total current assets .........................          1,164,549          1,299,081
        Property, plant and equipment, net .....................          1,917,896          1,912,136
        Investment in SMP ......................................             90,408             66,434
        Other non-current assets ...............................             44,269             55,889
                                                                        -----------        -----------
                  Total assets .................................        $ 3,217,122        $ 3,333,540
                                                                        ===========        ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
        Accounts payable .......................................        $   191,205        $   117,647
        Current installments of obligations under capital leases              7,822                 --
        Current installments of long-term debt .................            156,343            241,212
        Accrued operating expenses .............................            205,340            155,380
        Other current liabilities ..............................             55,118             90,576
                                                                        -----------        -----------
                  Total current liabilities ....................            615,828            604,815
        Long-term debt, excluding current installments .........            426,120            862,982
        Other liabilities ......................................             67,870             74,954
                                                                        -----------        -----------
                  Total liabilities ............................          1,109,818          1,542,751
        Minority interests .....................................            138,021             80,814
        Shareholders' equity ...................................          1,969,283          1,709,975
                                                                        -----------        -----------
                  Total liabilities and shareholders' equity ...        $ 3,217,122        $ 3,333,540
                                                                        ===========        ===========

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                          (In thousands of US Dollars)


                                                                                         US GAAP

                                                                                For The Nine Months Ended
                                                                            ---------------------------------
                                                                            September 30,        September 30,
                                                                                2000                 2001
                                                                            ------------         ------------
CASH FLOWS FROM OPERATING ACTIVITIES
      Net income (loss) ............................................        $    167,414         $   (256,800)
      Adjustments to reconcile net income (loss) to net cash
         provided by operating activities:
           Equity in (income) loss of SMP ..........................              (2,932)              64,814
           Depreciation and amortization ...........................             243,613              329,359
           Foreign exchange (gain) loss on financing activities ....              (2,631)               2,069
           Minority interest in loss of CSP ........................             (27,532)             (53,766)
           Loss on disposal of property, plant and equipment .......               2,991                   39
           Other ...................................................              (5,410)             (13,636)
      Changes in operating working capital:
           Accounts receivable .....................................             (17,454)             100,631
           Amount due to ST, ST affiliates, CSP and SMP, net .......              (4,203)              (9,926)
           Inventories .............................................              (4,352)              24,095
           Prepaid expenses ........................................              (1,317)              (1,701)
           Trade accounts payable ..................................                 684               (5,016)
           Accrued operating expenses ..............................             106,647              (49,960)
           Other current liabilities ...............................              10,436                2,529
                                                                            ------------         ------------
      Net cash provided by operating activities: ...................             465,954              132,731
                                                                            ------------         ------------

      CASH FLOWS FROM INVESTING ACTIVITIES
      Proceeds from sale of property, plant and equipment ..........              32,407               14,589
      Purchase of property, plant and equipment ....................            (695,122)            (396,900)
      Technology license fees paid .................................              (6,180)              (6,000)
      Investment in SMP ............................................             (35,784)                  --
                                                                            ------------         ------------
      Net cash used in investing activities: .......................            (704,679)            (388,311)
                                                                            ------------         ------------

      CASH FLOWS FROM FINANCING ACTIVITIES
      Customer deposits, net .......................................              (2,886)              10,190
      Long term debt
           Borrowings ..............................................             149,929              622,625
           Repayments ..............................................             (84,609)            (119,739)
      Issuance of shares by the Company, net .......................             576,025                3,739
      Issuance of shares by CSP to minority shareholders ...........              79,716                   --
      Capital lease payments .......................................              (2,692)              (6,883)
                                                                            ------------         ------------
      Net cash provided by financing activities: ...................             715,483              509,932
                                                                            ------------         ------------

      Net increase in cash and cash equivalents ....................             476,758              254,352
      Effect of exchange rate changes on cash and cash equivalents .                (551)                 310
      Cash at the beginning of the period ..........................             544,996              924,116
                                                                            ------------         ------------
      Cash at the end of the period ................................        $  1,021,203         $  1,178,778
                                                                            ============         ============

ABOUT CHARTERED

Chartered Semiconductor Manufacturing is one of the world's top three silicon foundries. The Company's business model is distinguished by its strategy to build trusted long-term relationships, where manufacturing is part of a larger customer-service focus that includes joint development and implementation of new process technologies supporting novel applications within the broad communications market. Chartered operates five semiconductor fabrication facilities at its Singapore headquarters, with a substantially completed sixth fab that is in the process of being equipped as a 300mm facility.

A Company with both global presence and perspective, Chartered is traded on both the Nasdaq Stock Market in the United States (Nasdaq: CHRT) and on the Singapore Exchange Securities Trading Limited in Singapore (SGX-ST: CHARTERED). The Company reported 2000 revenues of over US$1.1 billion. More than 4,300 Chartered employees are based at 11 locations around the world. Information about Chartered Semiconductor Manufacturing can be found at www.charteredsemi.com.

SAFE HARBOR STATEMENT UNDER THE PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This news release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to our near term and long term outlook for the year 2001 and beyond, (including projected revenues, average selling price, utilization, gross profit margin and loss per ADS); the foundry industry outlook; our collaborative efforts, qualification and production plans relating to our 0.10 micron and 0.25 micron RFCMOS processes; our capital expenditures and financings, reflect our current views with respect to future events and financial performance, and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are: the successful implementation of our partnership, technology and supply alliances; unforeseen delays or interruptions in our plans for our fabrication facilities, including Fab 7; the performance level of our fabrication facilities; changes in market outlook and trends, specifically in the foundry services and communications segments; economic conditions in the United States as well as globally; customer demands; availability of materials, equipment, manpower and timely regulatory approvals, availability of financings and terms thereof; and continued success in our business strategies and technological advances. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned "Risk Factors" in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


                                       ###